TeenJobFind

Technology

We safely matches teens with local jobs (babysitting, yard work etc) via an app

TEENJOBFIND.COM PALO ALTO CALIFORNIA



Janet Shah CEO @ TeenJobFind

ABOUT UPDATES GRAPEVINE ASK A QUESTION

Why you may want to support us...

1. We have approximately 1600 users grown organically and through grass roots efforts.
2. iOS & Android app Live in Palo Alto and neighboring towns!
3. We have the ONLY safe neighborhood marketplace for teens!

OVERV
STORY
INVEST
Q&A

The founder

MAJOR ACCOMPLISHMENTS

Janet Shah
CEO
Experienced Project Manager for Apple, Motorola and Yahoo! Mom of 3 teens, deeply familiar with both sides of the marketplace. Passion for educating our youth and bringing back a sense of community.

In the news

Bay Area mom creates job app for today's busy teen
Part of building a better Bay Area involves connecting a community. One South Bay mom is trying to do just that with her new app.
March 4, 2020 @ https

Downloads

TeenJobFind Crowdfunding Deck2020v2.pdf

Connecting adults who need help with teens who want to enhance their future.

Problem: Finding household help is stressful and risk.

Inviting professionals into and around your home can be a risky and scary proposition. If you do find experienced, vetted talent, it often comes with a hefty price tag.



Solution: Gigs for Teens

Before TeenJobFin, there was no safe, credible platform for teens to find


Adults participate in the gig economy (Uber, Lyft, Etsy, etc).
Why not teens?
Teens can do:
Tech Support ✓
Yardwork ✓
Dog walking ✓
Help with Moving ✓
Party Prep ✓
Car Washing ✓
Household Physical Labor ✓
Babysitting ✓
This is an UNTAPPED market with Massive Growth Potential.

TeenJobFind was born

From this simple idea, wee've created mobile app that provides a safe and easy solution to connect job posters with local teens in and around their neighborhood.

TeenJobFind

Growing market

Freelance workforce is **growing 3x faster** than the overall U.S. workforce.

Majority of people will be working **independently by 2027**.

The "gig economy" is currently worth **$3.7 trillion and growing.**


Total Industry Size:
$1.6B
Annually
Our Goal:
10%
Total Industry
10%
Local Population
Market Size
BabySitting 26.0%
Car Washing 6.9%
Party Prep 3.1%
Moving Labor 11.3%
Dog Walking 1.3%
Landscaping 51.4%

Potential revenue sources

TeenJobFind will take a small % of every transaction on the platform from the job poster (not the teen).

Premium features for job posters such as highlighted and bold job posting. Ability to request a specific teen or chose from more than 1 applicant.

Monetize high quality user data for advertising : demographics, movements, recreational activities, social connections, etc.



Unprecedented Growth

Steady positive growth since our inception with nearly **0 marketing effort**.

As of August 2019, we have over **76,000 users** on the early access wait list.


created
May 2019
Jul 2018
Sep 2017
Dec 2016
Feb 2016
1
101
201
301
401
501
601
701
801
980
1050
Active Users


created
May 2019
Nov 2018
Jun 2018
Jan 2018
Jul 2017
22
71
106
141
176
216
246
281
316
351
386
421
456
551
Job Postings

What's next? SoCal

As soon as we close this crowdfunding offering, we are going to deploy in the region with our largest waitlist--Southern California. We have already secured **ambassadors on the ground ready to go.**


APPROACH
MARKETS
Penetrate one market at a time
USERS
Augment existing real world networks
CHANNELS
Identify mavens who care about our issue
PHASE 1
SoCal - largest wait list in CA
Social media campaign targeting Female population 40 and older (Avg. user and highest converting) Start with $2k per month
Utilize ambassadors/Marketing PR rep to convert NextDoor users, & area social media groups etc.
Corporate partnerships that align with existing user bases. Rev share potential
Utilize person connections to connect with community
Revyrie – SEO expertise and digital marketing strategy
PHASE 2
Use Wait list to drive cities surrounding SF, LA and SD (email campaign)
Use the waitlist to drive direction, utilize existing networks & hire local ambassador/PR to connect with community
Expand network of communities, increase Corporate partnerships
Promote viral growth with incentives and social media
Promote with schools, clubs, retirement communities as a means of improving local community.
Strategic partnerships with Banks, non-profits (United Way, Girls and Boys clubs etc) to help increase revenue and expand user base